UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

LANTRONIX, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

516548203
(CUSIP Number)

James J. Peterson c/o Peter Prescott, 30950 Rancho Viejo Road, Suite 100 San Juan Capistrano, CA 92675 (949) 248-9815
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 516548203	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON James J. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,888 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,888 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,428,888 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON IN

*Based upon 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the fiscal quarter ended September 30, 2020.

CUSIP NO. 516548203	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Peterson Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,888 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,888 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,428,888 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON OO

*Based upon 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the fiscal quarter ended September 30, 2020.

CUSIP NO. 516548203	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Peterson Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,888 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,888 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,428,888 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON CO

*Based upon 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the fiscal quarter ended September 30, 2020.

CUSIP NO. 516548203	Page 5 of 7 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 16, 2018 (the "Original Schedule 13D" and, sometimes, including amendments, herein called the "Schedule 13D") which was amended by Amendment No. 1 on October 3, 2018; Amendment No. 2 on April 13, 2020; and Amendment No. 3 on January 21, 2021, all with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Lantronix, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 7535 Irvine Center Drive, Suite 100, Irvine, CA 92618. This Amendment No. 4 amends Items 5, 6 and 7 of the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), (c) and (e) of Item 5 of Schedule 13D are hereby set forth in their entirety as amended or restated:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 4 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the shares of Common Stock outstanding reported in this Amendment No. 4 are calculated based upon 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the fiscal quarter ended September 30, 2020.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 4 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Since the most recent filing of Schedule 13D, the Reporting Persons effected the sale transactions set forth below:

Date of Transaction	Number of Shares	Price per Share
02/04/2021	10,000	$4.5514
02/03/2021	10,000	$4.6680
02/02/2021	10,000	$4.5750
02/01/2021	10,000	$4.4979
01/29/2021	10,000	$4.5164
01/28/2021	10,000	$4.4812
01/27/2021	10,000	$4.4958
01/26/2021	10,000	$4.7442
01/25/2021	10,000	$4.7400
01/22/2021	20,000	$4.7305
01/21/2021	10,000	$4.7100
01/20/2021	20,000	$4.8815

(e)	On February 4, 2021 the Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock.

CUSIP NO. 516548203	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

All the funds utilized by the Reporting Persons to purchase Common Stock were borrowed by Peterson Capital Group, LLC from James J. Peterson under loan documents containing standard provisions. Other than these loan provisions, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Persons or between a Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, the giving or withholding of proxies, or any pledge or other contingency the occurrence of which would give another person voting power over any securities of the Issuer.

Item 7.	EXHIBITS.

Exhibit No.	Description
Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed by the Reporting Persons on August 18, 2018 as an exhibit to the Original Schedule 13D and incorporated herein by reference).
Exhibit 5:	Power of Attorney (previously filed by the Reporting Persons on January 21, 2021 as an exhibit to Amendment No. 3 of the Original Schedule 13D and incorporated herein by reference).

CUSIP NO. 516548203	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2021

/s/ James J. Peterson*
Name: James J. Peterson

PETERSON CAPITAL GROUP, LLC

By:	Peterson Capital Group, Inc., Manager

By:	/s/ James J. Peterson*
Name: James J. Peterson
Title: Chief Executive Officer

PETERSON CAPITAL GROUP, INC.

By:	/s/ James J. Peterson*
Name: James J. Peterson
Title: Chief Executive Officer

*By Nicholas J. Yocca, as attorney-in-fact for James J. Peterson